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NICHOLAS S. DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8370 Fax

April 29, 2016

Lisa Larkin, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) contained in Post-Effective Amendment No. 60 to the Registration Statement of Russell Investment Funds (Filed on February 5, 2016)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates, Colleen Hoyt and me in a telephonic discussion on March 22, 2016 regarding the Russell Investment Funds (“RIF” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on February 5, 2016. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAIs unless otherwise indicated.

Comments Applicable to All Funds (Prospectus)

1.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post-effective amendment.

	Response:	The requested representations will be made.

2.	Comment:	Please confirm that the use of the term “money manager” to refer to subadvisors in the Registration Statement is consistent with the use of terms in the exemptive order from the Commission

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permitting Russell Investment Management Company (“RIMCo”) to enter into and materially amend portfolio management agreements with money managers without shareholder approval (the “Manager-of-Managers Order”).

	Response:	Registrant confirms that the use of the term “money manager” in the Registration Statement is consistent with the use of terms in the Manager-of-Managers Order.

3.	Comment:

Please confirm supplementally whether Registrant has provided the SEC staff with a Form 40-33, as required by Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the McClure litigation.

Response:

Registrant notes that Section 33 of the 1940 Act requires “[e]very registered investment company which is a party and every affiliated person of such company who is a party defendant” to file certain litigation-related materials. Accordingly, because Registrant is not a party to the McClure litigation, a Form 40-33 has not been filed with respect to Registrant. However, Registrant includes a description of such litigation in response to Item 10(a)(3) of Form N-1A because the litigation is a material pending legal proceeding to which RIMCo is a party.

Comments Applicable to Multi-Style Equity Fund, Aggressive Equity Fund, Global Real Estate Securities Fund, Non-U.S. Fund and Core Bond Fund Prospectus

4.	Comment:

The SEC staff notes that investment in sponsored and unsponsored American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) is disclosed as an Item 9 principal investment strategy of the Multi-Style Equity Fund. Please provide in the disclosure an explanation of the difference between sponsored and unsponsored ADRs and GDRs.

	Response:	Registrant notes that the Item 9 “Depositary Receipts” risk currently states that:

The Funds may invest in both sponsored and unsponsored depositary receipts, which are purchased

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through “sponsored” and “unsponsored” facilities, respectively. A sponsored facility is established jointly by the issuer of the underlying security and a depositary, whereas a depositary may establish an unsponsored facility without the participation of the issuer of the underlying security. Unsponsored depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts.

Accordingly, no changes have been made in response to this comment.

5.	Comment:

The SEC staff notes that investment in real estate investment trusts (“REITs”) is disclosed as an Item 9 principal and non-principal investment strategy of the Multi-Style Equity Fund. Please confirm whether REITs are both a principal and non-principal investment strategy of the Fund and, if not, revise the disclosure accordingly.

Response:

After reviewing, Registrant confirms that the disclosure correctly identifies investment in REITs as both a principal and non-principal investment strategy of the Multi-Style Equity Fund. Specifically, as currently disclosed, RIMCo, through its direct management sleeve in the Fund, may invest in REITs as part of the Fund’s principal investment strategy. However, the Fund’s money managers invest in REITs as part of the Fund’s non-principal investment strategy. Accordingly, no changes have been made in response to this comment.

6.	Comment:

The Core Bond Fund’s non-principal investment strategies indicate that the Fund may invest in contingent convertible securities. Please confirm supplementally whether the Fund may invest in such securities as part of its principal investment strategies. If so, please include a discussion of the Fund’s intention to invest in contingent convertible securities in its principal investment strategies and include appropriate risk disclosure regarding these securities.

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Response:

Registrant confirms that the Core Bond Fund will not invest in contingent convertible securities as part of its principal investment strategies. However, as currently disclosed in the “INVESTMENT OBJECTIVE AND INVESTMENT STRATEGIES – Non-Principal Investment Strategies” section of the prospectus, the Core Bond Fund may invest in contingent convertible securities as part of its non-principal investment strategies. As a result, Registrant has included risk disclosure related to contingent convertible securities under the heading “RISKS – Equity Securities Risk – Rights, Warrants and Convertible Securities” as investments in contingent convertible securities may be a non-principal risk for the Core Bond Fund.

7.	Comment:

With respect to the Multi-Style Equity Fund, please review the Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. Please also confirm supplementally that if derivatives are counted toward the Fund’s 80% test, they are not valued based on notional amount.

Response:

Registrant has reviewed the Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. Additionally, Registrant confirms that the Fund does not currently value derivatives for purposes of the Fund’s 80% test based on notional amount.

8.	Comment:	With respect to the Multi-Style Equity Fund, in the “Quantitative Investing” principal risk, please clarify the terms “quantitative inputs and models” in plain English.

Response:

After reviewing, the Registrant believes that the current disclosure is clear and provides sufficient information for both current and prospective investors to understand the use of quantitative inputs and models in managing the Fund. Accordingly, no changes have been made in response to this comment.

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9.	Comment:

With respect to the Multi-Style Equity Fund, please specifically disclose the name of the portfolio manager’s employer in the “Management – Portfolio Managers” section of the Risk/Return Summary section of the prospectus.

Response:

Registrant has reviewed the disclosure for the Fund and believes that the portfolio manager disclosure complies fully with Item 5(b) of Form N-1A, which requires that Registrant state the name, title and length of service of each portfolio manager employed by or associated with the Fund or an investment adviser who is primarily responsible for the day-to-day management of the Fund’s portfolio. Additionally, Registrant notes that the “MANAGEMENT OF THE FUNDS” section of the prospectus states that the portfolio managers are employees of RIMCo. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

10.	Comment:

To the extent the Global Real Estate Securities Fund will invest in private investment funds excluded from the definition of “investment company” under the 1940 Act, please consider disclosing such investment strategy and the associated risks in the Fund’s prospectus.

Response:

The Fund’s principal investment strategies indicate that the Fund may invest in REITs. REITs may or may not rely upon exemptions from the definition of “investment company” under the 1940 Act. Registrant believes that the Fund’s current “Real Estate Securities” risk disclosure, which includes a description of the risks associated with REITs, sufficiently discloses the risks associated with the Fund’s investment in REITs, whether or not they rely upon exemptions from the definition of “investment company” under the 1940 Act. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

11.	Comment:	With respect to the Global Real Estate Securities Fund, please clarify in the Fund’s principal investment strategies the types of investments contemplated by the phrase “other REIT-like entities.”

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Response:

After reviewing, Registrant believes that the current disclosure is clear and provides sufficient information for both current and prospective investors to understand the nature of the “REIT-like entities” in which the Fund may invest. As currently disclosed in the Fund’s principal investment strategies, the REITs and REIT-like entities in which the Fund may invest “own interests in real estate or real estate-related loans.” Although REITs and REIT-like entities invest in similar assets, a real estate-related investment vehicle must meet certain tax requirements in order to be classified as a REIT. The REIT-like entities in which the Fund may invest may not meet such tax requirements and, therefore, may not be classified as REITs despite being similar in nature to REITs. Accordingly, no changes have been made in response to this comment.

12.	Comment:

With respect to the Global Real Estate Securities Fund, please explain supplementally how the Fund’s policy to consider an issuer’s “country of incorporation” is an appropriate factor by which to determine that the Fund invests its assets in investments that are economically tied to a number of countries throughout the world. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

Response:

Registrant believes that an issuer’s country of incorporation, by itself, is a reasonable metric by which to determine whether a Fund investment is economically tied to a particular country. However, Registrant notes that an issuer’s country of incorporation is one of multiple factors considered in determining whether an issuer is economically tied to a particular country. For example, the Fund’s Item 9 Principal Investment Strategies section currently states that “the Fund’s portfolio manager may determine a security is economically tied to a non-U.S. country based on other factors, such as an issuer’s country of domicile, where more than 50% of an issuer’s revenues are generated or where an issuer’s primary exchange is located.”

13.	Comment:	With respect to the Core Bond Fund, please confirm supplementally whether the Fund will invest in collateralized loan obligations (“CLOs”) that rely on the exemptions from the

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definition of “investment company” provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. If so, please also confirm supplementally the extent of the Fund’s exposure to such instruments.

Response:

Registrant confirms that the Core Bond Fund may invest in CLOs that rely or do not rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. However, Registrant notes that a CLO’s exemption from (or the absence of an exemption from) the definition of an investment company is not a material consideration underlying the decision of whether to invest in such instrument. As a result, the percentage of CLOs in the Fund’s portfolio which are exempt under Sections 3(c)(1) and 3(c)(7) may vary over time. Accordingly, in light of these considerations, Registrant respectfully declines to confirm supplementally the extent of the Fund’s exposure to CLOs that rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. However, Registrant confirms that the Fund’s exposure to CLOs (whether or not relying on the Section 3(c)(1) and 3(c)(7) exemptions) as of March 31, 2016 was less than 1% of the Fund’s net assets.

14.	Comment:	With respect to the Core Bond Fund, please confirm supplementally that if the Fund writes credit default swaps, it will segregate the full notional amount.

Response:

Registrant confirms that if the Fund writes credit default swaps with physical settlement, it is currently the policy of the Fund to “cover” such positions or identify liquid assets (consistent with SEC Staff positions with respect to Section 18 of the 1940 Act) equal to the full notional value of such swaps.

15.	Comment:

With respect to the Core Bond Fund, please disclose in an appropriate section of the Prospectus the risks associated with bank loans, including that (i) it may take more than seven (7) days for transactions in bank loans to settle and (ii) bank loans may not be “securities,” and, therefore, may not be subject to all of the protections afforded by the federal securities laws.

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Response:

Registrant believes that the Fund’s principal risk disclosures appropriately inform investors of the risks associated with the Fund’s investments in loans, including bank loans. Specifically, the Item 9 “Loans and Other Direct Indebtedness” risk currently states that “[t]he market for loan obligations may be subject to extended trade settlement periods (which may exceed seven (7) days)” and that “[l]oans and other forms of direct indebtedness are not registered under the federal securities laws and, therefore, do not offer securities law protections against fraud and misrepresentation.” Accordingly, Registrant respectfully declines to make any changes in response to this comment.

16.	Comment:

With respect to the Core Bond Fund, please confirm supplementally whether the Fund may invest in total return swaps. If the Fund may invest in total return swaps, please confirm supplementally that the Fund will identify an appropriate amount of liquid assets to cover its obligations under its total return swap contracts.

Response:

Registrant confirms that the Fund may invest in total return swaps and if it does so, it will identify an appropriate amount of liquid assets to cover its obligations under its total return swap contracts.

Comments Applicable to Moderate Strategy Fund, Balanced Strategy Fund, Growth Strategy Fund and Equity Growth Strategy Fund Prospectus

17.	Comment:	Please consider whether any updates to the Funds’ Master Limited Partnership (“MLPs”) risk disclosure is necessary or appropriate in light of recent developments regarding certain MLPs.

Response:

After reviewing, Registrant believes that the “Master Limited Partnerships” Item 4 and Item 9 risk disclosure provides sufficient information for current and prospective investors to understand the risks of MLPs as they apply to the Funds’ investments. Specifically, Registrant notes that the Funds typically have limited exposure to MLPs through their investments in the underlying funds and that the underlying fund through which the Funds typically obtain MLP exposure generally does not invest in the types of MLPs that have been negatively impacted by recent market conditions. Accordingly, no changes have been made in response to this comment.

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18.	Comment:	Please consider whether any updates to the Funds’ “Investments in the People’s Republic of China” risk disclosure is necessary or appropriate in light of recent developments.

Response:

Registrant has reviewed the “Investments in the People’s Republic of China” disclosure and believes that this disclosure is clear and sufficient for current and prospective investors to understand the risks of investing in the People’s Republic of China. Accordingly, no changes have been made in response to this comment.

19.	Comment:

With respect to the Funds’ “Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds” risk disclosure, please confirm that the existing disclosure reflects the following risks related to investments in payment-in-kind (“PIK”) securities. If not, please consider revising the disclosure accordingly.

a.

Higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such instruments generally represent a significantly higher credit risk than coupon loans;

		b.	Even if accounting conditions were met, the borrower could still default when the trusts actual collection is supposed to occur at the maturity of the obligation;

c.

PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

d.

PIK interests have the outcome of generating investment income and increasing the incentive fees payable at a compounding rate and the deferral of PIK interests reduces the loan to value ratio at a compounding rate; and

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e.

PIK securities create the risk that incentive fees will be paid to the adviser based on non-cash accruals that ultimately may not be realized but the adviser will be under no obligation to reimburse the Trust for these fees.

Response:	a.	After reviewing, Registrant has revised the disclosure to reflect this risk of investing in PIK securities.

	b.	After reviewing, Registrant has revised the disclosure to reflect this risk of investing in PIK securities.

	c.	After reviewing, Registrant has revised the disclosure to reflect this risk of investing in PIK securities.

	d.	Registrant confirms that there is no incentive fee applicable to the Funds. Accordingly, no changes have been made in response to this comment.

	e.	Registrant confirms that there is no incentive fee applicable to the Funds. Accordingly, no changes have been made in response to this comment.

Sincerely,

/s/ Nicholas S. DiLorenzo

Nicholas S. DiLorenzo

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze